EXHIBIT 99.3

THE RIGHTS OFFERING SUBSCRIPTION PERIOD WILL EXPIRE AT 5:00 P.M., EASTERN TIME ON DECEMBER [__], 2013, UNLESS BLUE VALLEY BAN CORP. EXTENDS THE RIGHTS OFFERING (SUCH TIME AND DATE WITH  RESPECT TO THE EXPIRATION OF THE RIGHTS OFFERING, AS IT MAY BE EXTENDED, THE “EXPIRATION
 TIME”).

November [__], 2013

Dear Stockholder:

Your management has determined that it is in the best interest of Blue Valley Ban Corp. (the “Company”) to further strengthen its capital base.  Therefore, the Company is raising equity capital through a rights offering to the Company’s stockholders who hold stock as record holders (the “Stockholders”).

This letter is being delivered by the Company to all Stockholders of its common stock, par value $1.00 per share (the “Common Stock”) as of 5:00 p.m., Eastern time on October 29, 2013 (the “Record Date”), to explain a rights offering (the “Rights Offering”) of nontransferable rights to subscribe for and purchase shares of Common Stock (the “Rights”).  The Rights, the Rights Offering and the Common Stock are described in the enclosed prospectus (the “Prospectus”).  Your Rights are evidenced by the enclosed subscription rights certificate (the “Subscription Rights Certificate”) registered in your name(s).  All exercises of the Rights are irrevocable.  You should read the Prospectus carefully before deciding whether to exercise your Rights.

In the Rights Offering, the Company is offering a minimum of [_____] and a maximum of [_____] shares of Common Stock.  Each Right will allow you to subscribe for [____] shares of Common Stock at a subscription price of $[____] per share (the “Subscription Price”).  In addition, each subscribing stockholder who exercises his or her Rights in full will be eligible to subscribe for additional shares of Common Stock (the “Over-Subscription Right”) at the same price of $[____] per share, subject to pro ration and at the Company’s sole discretion, as described in the Prospectus.  Holders will not receive fractional shares of Common Stock or cash in lieu of fractional shares of Common Stock as a result of their exercise of Rights pursuant to the Rights Offering.  Fractional shares of Common Stock resulting from the exercise of the Rights will be eliminated by rounding down to the nearest whole share.

We have enclosed copies of the following documents:

1.	The Prospectus;

2.	Your Subscription Rights Certificate;

3.	Instructions as to Use of Your Subscription Rights Certificate; and

4.	A return envelope addressed to American Stock Transfer & Trust Company, LLC (the “Subscription Agent”).

To exercise the Rights, you should deliver the properly completed and signed Subscription Rights Certificate, with payment of the Subscription Price for each share of Common Stock subscribed for, to the

Subscription Agent at or prior to the Expiration Time, as described in the Prospectus.  The Subscription Agent must receive the Subscription Rights Certificate, with payment of the full Subscription Price at or prior to the Expiration Time.  Rights not exercised at or prior to the Expiration Time will expire and will be void and no longer exercisable.

Additional copies of the enclosed materials may be obtained from AST Phoenix Advisors (the “Information Agent”), by contacting the Information Agent at (866) 796-1285. Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent.  You may also contact Bob Regnier, President and Chief Executive Officer of the Company, at (913) 234-2240 or Mark Fortino, Chief Financial Officer of the Company, at (913) 234-2345 from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday, if you have any questions.

[As a Stockholder, you are cordially invited to attend an information session about the Rights Offering.  The information session will be held on [____________________] at 6:00 P.M., Central Time, at the Company’s banking center located at 7900 College Boulevard, Overland Park, Kansas 66210].

            As always, thank you for your investment in and continued support of Blue Valley Ban Corp.

Very truly yours,

Robert D. Regnier, President and Chief
Executive Officer
Blue Valley Ban Corp.